Filed pursuant to Rule 433

Registration number 333-180226

March 20, 2012

Southwest Gas Corporation

$250,000,000 3.875% SENIOR NOTES DUE 2022

Final Term Sheet

March 20, 2012

Issuer:	Southwest Gas Corporation (the “Company”)

Title of Securities:	3.875% Senior Notes due 2022 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission (“SEC”)

Trade Date:	March 20, 2012

Settlement Date (T+3):	March 23, 2012

Maturity Date:	April 1, 2022

Aggregate Principal Amount Offered:	$250,000,000

Net Proceeds:	$248,290,000 (after underwriting discount and before an estimated $400,000 of offering expenses)

Benchmark Treasury:	2.00% due February 15, 2022

Benchmark Treasury Yield:	2.379%

Spread to Benchmark:	T+150 basis points

Re-offer Yield:	3.879%

Coupon:	3.875% per annum

Price to the Public (Issue Price):	99.966%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, beginning on October 1, 2012

Redemption Provisions:	At any time prior to January 1, 2022, at a discount rate of Treasury rate plus 25 basis points; and on or after January 1, 2022, 100% of the principal amount plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	844895AV4 / US844895AV44

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Wells Fargo Securities, LLC Blaylock Robert Van, LLC Samuel A. Ramirez & Company, Inc.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll free at (800) 269-6864, J.P. Morgan Securities LLC collect at (212) 834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322.